10-Q

EXHIBIT 12
CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS

	Years Ended December 31,					Nine Months Ended September 30,
	2011	2012	2013	2014	2015	2016

EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting change	$2,880	$(974)	$1,442	$3,200	$(19,098)	$(3,825)
Interest expense(a)	94	142	207	172	322	190
(Gain)/loss on investment in equity investees in excess of distributed earnings	(154)	108	219	75	96	4
Amortization of capitalized interest	297	402	440	438	483	584
Loan cost amortization	28	43	37	32	31	18
Earnings	$3,145	$(279)	$2,345	$3,917	$(18,166)	$(3,029)
FIXED CHARGES:
Interest Expense	$94	$142	$207	$172	$322	$190
Capitalized interest	727	976	815	604	410	184
Loan cost amortization	28	43	37	32	31	18
Fixed Charges	$849	$1,161	$1,059	$808	$763	$392
PREFERRED STOCK DIVIDENDS:
Preferred dividend requirements	$172	$171	$171	$171	$171	$127
Ratio of income (loss) before provision for taxes to net income (loss)(b)	1.65	1.64	1.61	1.56	1.30	1.00
Preferred Dividends	$284	$280	$275	$266	$222	$127
COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$1,131	$1,441	$1,334	$1,074	$985	$519
RATIO OF EARNINGS TO FIXED CHARGES	3.7	(0.2)	2.2	4.8	(23.8)	(7.7)
INSUFFICIENT COVERAGE	$—	$1,440	$—	$—	$18,929	$3,421
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	2.8	(0.2)	1.8	3.6	(18.4)	(5.8)
INSUFFICIENT COVERAGE	$—	$1,720	$—	$—	$19,151	$3,548

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.

(b)	Amounts of income (loss) before provision for taxes and of net income (loss) exclude the cumulative effect of accounting change.